Mail Stop 3561

November 16, 2009

Lonnie D. Schnell, CEO & CFO
Talon International, Inc.
21900 Burbank Boulevard, Suite 270
Woodland Hills, CA 91367

> **Re: Talon International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed April 9, 2009**
> **File No. 001-13669**

Dear Mr. Schnell:

We have reviewed your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

FAX: (818) 444-4110